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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF JUNE, 2006

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  June 6, 2006
                                        By:     /s/ David Bar-Yosef
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                                                David Bar-Yosef
                                                Legal Counsel and Secretary
SHAMIR OPTICAL INDUSTRY LTD Kibbutz Shamir, Upper Galilee, 12135 Israel Mail: shamir_opt@shamir.co.il	Tel: 972-4-6947810 Fax: 972-4-6951302 http://www.shamir.co.il
FOR ADDITIONAL INFORMATION CONTACT
Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby            Roni Gavrielov / Asaf Porat
KCSA Worldwide                                 KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                    +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com         roni@km-ir.co.il/asaf@km-ir.co.il

    SHAMIR OPTICAL INDUSTRY LTD APPOINTS YAGEN MOSHE CHIEF FINANCIAL OFFICER

KIBBUTZ SHAMIR, ISRAEL, JUNE 6TH, 2006 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced that it has appointed Yagen
Moshe as its chief financial officer. Mr. Moshe, who currently serves as
Shamir's vice president of finance, replaces Mr. Amir Hai as chief financial officer, who has resigned to pursue other interests. Mr. Hai will continue to serve the Company's interests, if needed, in the near term. The appointment is effective as of July 1, 2006.

Mr. Moshe joined Shamir in February 2005. Prior to Shamir, he held various financial positions, including senior manager at Ernest & Young. Most recently he served as CFO at Comsec Ltd, a Petach Tikva based information security firm.

"We are delighted that Yagen has agreed to serve as Shamir's new chief financial officer. His experience in financial reporting will enhance our team and provide strong continuity during this transition. Over the last year and a half, Yagen has proven himself an invaluable member of our finance efforts. His intimate knowledge of Shamir will help support our continuing efforts to expand our footprint worldwide," said Mr. Giora Ben-Zeev, Shamir's president and chief executive officer.

Mr. Ben-Zeev added, "We would also like to thank Mr. Amir Hai for his significant contributions to Shamir during his seven years with the Company. We greatly appreciate his efforts, especially his guidance through last year's IPO and listing on NASDAQ. We wish him well in his future endeavors."

Mr. Moshe holds a BA degree in accounting and management from The College of
Management in Tel-Aviv, a master in law from the Bar-Ilan University in
Ramat-Gan, and is a qualified CPA.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir
Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange
Commission. Shamir assumes no obligation to update the information in this release.